SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                 SCHEDULE 14f-1

                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS

  INFORMATION PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                          AND RULE 14(F)-1 THEREUNDER
                              --------------------

                              WOLVERINE TUBE, INC.
             (Exact name of registrant as specified in its charter)

                    Delaware                                   3350
(State or other jurisdiction of incorporation or   (Primary Standard Industrial
                  organization)                     Classification Code Number)


                                   63-0970812
                                (I.R.S. Employer
                             Identification Number)


                       200 Clinton Avenue West, Suite 1000
                            Huntsville, Alabama 35801
                                 (256) 580-3500
                   (Address, including zip code, and telephone
                  number, including area code, of registrant's
                          principal executive offices)



                                 James E. Deason
     Senior Vice President, Chief Financial Officer and Corporate Secretary
                              WOLVERINE TUBE, INC.
                       200 Clinton Avenue West, Suite 1000
                            Huntsville, Alabama 35801
                                 (256) 580-3500
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)


                                    Copy to:


                            Lawrence A. Larose, Esq.
                           Matthew M. Ricciardi, Esq.
                       LeBoeuf, Lamb, Greene & MacRae LLP
                              125 West 55th Street
                            New York, New York 10019
                                 (212) 424-8000

                              Wolverine Tube, Inc.
                       200 Clinton Avenue West, Suite 1000
                            Huntsville, Alabama 35801

                              Information Statement
                    Report of Change in Majority of Directors

                                February 12, 2007

Introduction

     This Information Statement is being furnished by Wolverine Tube, Inc., a Delaware corporation (the "Company" or "Wolverine") pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder, in connection with changes in the composition of the Company's board of directors the "Board")pursuant to a Preferred Stock Purchase Agreement dated as of January 31, 2007 (the "Preferred Stock Purchase Agreement") that the Company entered into with The Alpine Group, Inc. ("Alpine") and Plainfield Special Situations Master Fund Limited ("Plainfield"). Each of Plainfield and Alpine are sometimes referred to herein as a "Purchaser".

     The change of directors is anticipated to occur on or after February 28, 2007, which is approximately ten days after the date on which this Information Statement is filed with the Securities and Exchange Commission (the "Commission") and mailed to all holders of record of the Company's common stock. This Information Statement is being mailed on or about February 13, 2007 to all holders of record on such date.

Voting Securities

     As of January 31, 2007, there were approximately 15,090,843 shares of the Company's common stock issued and outstanding. After the consummation of the Transaction, the Company will also have a class of Series A Convertible Preferred Stock outstanding.

Preferred Stock Purchase Agreement

     The Preferred Stock Purchase Agreement provides for the issuance and sale to Plainfield and Alpine of 40,000 shares and 10,000 shares, respectively, of a new series of preferred stock of the Company, the Series A Convertible Preferred Stock (the "Series A Preferred Stock"), at a price of $1,000 per share, for purchase price of $40,000,000 and $10,000,000, respectively (the "Transaction"). Each share of Series A Preferred Stock will be convertible into a number of shares of the Company's common stock equal to $1,000 divided by the Conversion Price. The Conversion Price will be the lesser of $1.10 or the arithmetic average of the closing prices of the common stock on the OTC Bulletin Board for the ten consecutive trading days from the public announcement of the Transaction. The Transaction was publicly announced on February 1, 2007.

     The holders of Series A Preferred Stock will be entitled to vote with the holders of the Company's common stock on all matters on which holders of common stock are entitled to vote, including, without limitation, the election of directors. Each share of Series A Preferred Stock will have a number of votes equal to the number of shares of common stock into which such share of Series A Preferred Stock is then convertible, except that for so long as any of the Company's 10.5% Senior Notes due 2009 are outstanding, no Purchaser (together with any other person with whom that Purchaser would be considered a "person" (as that term is used in Sections 13(d) and 14(d) of the Securities Exchange
Act) with respect to the Series A Preferred Stock or the Company's common stock) may

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

vote common stock and Series A Preferred Stock in excess of 49% of the total voting power of all voting securities of the Company.

     Julie A. Beck, Stephen E. Hare, Johann R. Manning, Jr., Gail O. Neuman and Jan K. Ver Hagen have agreed to resign from the Board and the Board has resolved to reduce the number of directors from eight members to seven and to appoint Steven S. Elbaum, K. Mitchell Posner, Alan Kestenbaum and Brett Young as directors to fill the four vacancies remaining after the resignations and reduction of the size of the Board, all contingent upon the closing of the Transaction. Mr. Manning will resign as President and Chief Executive Officer of the Company prior to the closing of the Transaction, and Mr. Elbaum will become Chairman of the Board at the closing.

     The Company does not believe that the Transaction will constitute a "Change in Control" as defined in the Indenture dated as of March 27, 2002 under which the Company's 10.5% Senior Notes due 2009 were issued.

     The Preferred Stock Purchase Agreement provides that the Company will conduct a rights offering (the "Rights Offering") as soon as practicable after the closing of the Transaction. Pursuant to the Rights Offering, the existing stockholders of the Company (excluding the Purchasers) will receive, pro rata in proportion to the number of shares of common stock owned by them, transferable rights to purchase, in the aggregate, up to $51,100,000 of common stock to be issued by the Company at a price per share equal to the Conversion Price. If the gross proceeds to the Company from the Rights Offering are less than $25,000,000, Plainfield and Alpine have agreed to acquire their pro rata share of such number of additional shares of Series A Preferred Stock ("Standby Shares"), at the price of $1,000 per share, such that the aggregate gross proceeds to the Company from the Rights Offering and the sale of the Standby Shares will equal $25,000,000. If the Plainfield and Alpine own Series A Preferred Stock (including any Standby Shares, if applicable) convertible into less than 55% in the aggregrate of the Company's outstanding common stock on an as-converted, fully diluted basis after the closing of the Rights Offering, each of Plainfield and Alpine will have an option, exercisable until 90 days after the closing of the Rights Offering, to purchase its pro rata share of the number of additional shares of Series A Preferred Stock, at the price of $1,000 per share, that would be sufficient to increase Plainfield and Alpine's aggregate ownership to 55% of the Company's common stock on an as-converted, fully diluted basis ("Option Shares").

     The aggregate amount of consideration to be paid by Plainfield and Alpine to acquire shares of Series A Preferred Stock is not known at this time because it will depend on the outcome of the Rights Offering. Alpine has advised the Company that the consideration to be paid by Alpine will come from cash on hand. Plainfield has advised the Company that the consideration to be paid by Plainfield to the Company come from cash on hand.

Directors, Nominees and Officers

     The following table sets forth certain information for each director of the Company after the change in directors following the Transaction. Concurrent with the consummation of this Transaction, Mr. Johann R. Manning, Jr., will resign as the Company's President and Chief Executive Officer. Harold M. Karp, Senior Vice President of Alpine, will become the Company's President and Chief Operating Officer. Alpine's Chairman and Chief Executive Officer Steven Elbaum will become the chairman of the Baord. There are no family relationships between any of the directors, director nominees, executive officers or key employees.

Person                        Age        Position
--------------------          ------     --------------------------------
John L. Duncan                72         Director
Steven S. Elbaum              58         Director

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David M. Gilchrist, Jr.       57         Director
William C. Griffiths          55         Director
Alan Kestenbaum               45         Director
K. Mitchell Posner            57         Director
Brett Young                   31         Director
Harold M. Karp                50         President and Chief Operating Officer

     Mr. Duncan has been a director of Wolverine since December 1993 and has severed as Chairman of the Board since June 2006. In October 2002, Mr. Duncan stepped down as President and Chief Executive Officer of Martin Industries, Inc. ("Martin"), a position he held since June 2000. Mr. Duncan also served as director of Martin from May 1999 through October 2002. During this time Martin manufactured and sold pre-engineered fireplaces, gas heaters, gas logs and related equipment. On December 27, 2002, Martin filed for reorganization under title 11 of Chapter 11 of the United States Code (the "Bankruptcy Code"). Mr. Duncan retired as President and Chief Executive Officer of Murray Ohio Manufacturing Co., a position he held from 1987 to 1994.

     Steven S. Elbaum has served as Chairman of the Board and Chief Executive Officer of Alpine, a publicly traded holding company engaged in the investment and/or acquisition and operation of industrial companies, since June 1984. Mr. Elbaum served as Chairman of Superior Telecom Inc., a wire and cable telecommunications company, since October 1996, and Chief Executive Officer from October 1996 until December 2002. Mr. Elbaum serves as Chairman of the Board of Directors of Superior Cables Ltd. (formerly known as Cables of Zion United Works, LTD.), an Israel-based, publicly traded wire and cable manufacturer and an affiliate of Alpine. Mr. Elbaum has been Chairman of Spherion Corp. since April 2001. He served as Chairman of the Board of PolyVision Corporation (an information display company) from December 1994 to November 2001. He has been a Director of Spherion Corp., a provider of staffing, recruiting and workforce solutions since May 1996 and is Chairman of Executive and Corporate Governance Committees and Member of the Audit Committee. Mr. Elbaum served as a Director of Superior Telecom Inc. He served as a Director of Brandon Systems Corporation, a technology staffing company purchased by Spherion, from January 1987 to May 1996. Mr. Elbaum served as a Director of Superior Essex Inc.

     Mr. Gilchrist has been a director of Wolverine since October 2005. Effective February 19, 2007, Mr. Gilchrist will become President and Chief Executive Officer of Siegel-Robert, Inc., headquartered in St. Louis, Missouri. Siegel-Robert, Inc., a privately held company, is a manufacturer of products for the automotive, safety/air monitoring and semiconductor packaging industries. Since 2003, Mr. Gilchrist has served as President and Chief Executive Officer of Jackson Products, Inc. ("Jackson"). Mr. Gilchrist was originally brought into Jackson during a workout process, to facilitate an orderly transition necessitated by a prepackaged reorganization under the Bankruptcy Code or a debt for equity exchange. Subsequently, in January 2004, Jackson reorganized under the Bankruptcy Code. Jackson, a privately held company, is a manufacturer of personal and highway safety products including welding helmets, hard hats, marking equipment and traffic cones. From 1995 to 2003, Mr. Gilchrist was employed as President and Chief Executive Officer of VP Buildings, Inc, a manufacturer of metal buildings.

     Mr. Griffiths has been a director of Wolverine since October 2005. Mr. Griffiths was elected Chairman of the Board of Champion Enterprises ("Champion") in March 2006 and has been employed by Champion since 2004 as its President and Chief Executive Officer. Champion is a leading manufactured housing company traded on the NYSE (NYSE: CHB). Prior to joining Champion, Mr. Griffiths was employed as President of the Fluid Systems Division of SPX Corporation from 1998 to 2004. From 1994 to 1998, Mr. Griffiths served as President of

Waukesha Cherry-Burrell, an International manufacturer of fluid handling, heat exchange and food processing equipment.

     K. Mitchell Posner is the Executive Vice-President of Alpine, a publicly traded holding company engaged in the investment and/or acquisition and operation of industrial companies. Prior to joining Alpine in 2003, Mr. Posner was the Managing Director of Investment Planning for UBS Global Asset Management ("UBS"), one of the world's largest money managers. He started with UBS in 2000 where he was responsible for strategic product development, acquisitions, and the development and implementation of programs to achieve global operational improvements. While at UBS he served as its designated director to Adams Street Partners a multi-billion dollar private equity fund-of funds. Prior to joining UBS, Mr. Posner had 15 years experience as an investment banker most recently at Legg Mason where he was a Managing Director.

     Alan Kestenbaum serves as Executive Vice President and Director of Neuro-hitech Pharmaceuticals, Inc. Mr. Kestenbaum has been Chief Executive Officer of International Metal Enterprises, Inc. since December 23, 2004 and serves as principal financial and accounting officer. Mr. Kestenbaum has been Executive Vice President and a Director of Marco and Marco Hi-Tech JV LLC, a raw material and ingredient distribution company serving the pharmaceutical and dietary supplement industry since 2003. Mr. Kestenbaum founded and has been the chief executive officer of Marco International Corp., an international finance and trading company specializing in metals, minerals and raw materials, since 1985. Since 1997, Mr. Kestenbaum served as the vice president of Marco Hitech JV LLC. From June 1999 to June 2001, Mr. Kestenbaum served as the Chief Executive Officer of Aluminium.com a provider of online metal trading services. He has been Chairman of the Board of Globe Metallurgical, Inc. since 2004. He has been a Director of International Metal Enterprises, Inc. since December 23, 2004.

     Brett Young currently serves as Senior Vice President of Plainfield and sits on the board of directors for Smart Paper Holdings, LLC. Prior to joining Plainfield in 2005, Mr. Young was a Vice President in Credit Research at Spectrum Investment Group, a startup fixed income hedge fund in New York. From 2001 to 2005, Mr. Young was a Vice President at RBC Capital Markets ("RBC") in Greenwich, CT, working as a high yield research analyst covering automotive suppliers, industrials, paper and forest products, oil services, refining, and exploration and production.

     Harold M. Karp will become, upon closing of the Transaction, the President and Chief Operating Officer of the Company. Mr. Karp has been Senior Vice President of Alpine since April 27, 2006 and President of Exeon Inc., formerly known as Essex Electric, Inc., Alpine's building wire manufacturing subsidiary since December 2002. Previously Mr. Karp was President of the Electrical Group of Superior TeleCom from January 2001 until December 11, 2002.

Current Directors and Officers

     The following table sets forth certain information for each current director and officer of the Company prior to the change in directors and officers. There are no family relationships between any of the directors, executive officers or key employees.

Person                     Age         Position
----------------------     ------      ------------------------
Stephen E. Hare            52          Director
William C. Griffiths       55          Director
David M. Gilchrist, Jr.    57          Director
John L. Duncan             72          Director
Jan K. Ver Hagen           68          Director
Julie A. Beck              43          Director
Gail O. Neuman             59          Director
Johann R. Manning, Jr.     46          Director, President and Chief
                                           Executive Officer
James E. Deason            59          Senior Vice President, Chief
                                           Financial Officer, and Secretary
Garry K. Johnson           51          Senior Vice President, Sales
Keith I. Weil              49          Senior Vice President, International
                                           and Strategic Development
Allan J. Williamson        59          Corporate Controller

     Mr. Hare has been a director of Wolverine since July 2005. In June 2006, Mr. Hare was named the chief financial officer of Arby's Restaurant Group, Inc., a wholly owned subsidiary of Triarc Companies, Inc. Mr. Hare, CPA, has served as the President of Publisher Services Group of Cadmus Communications Corporation ("Cadmus") since 2003; from 2001 to 2003 he served as Executive Vice President and Chief Financial Officer of Cadmus. Cadmus is a provider of services to scientific, technical and medical publishers and is the nation's fifth largest periodical printer. Prior to joining Cadmus, Mr. Hare was employed by AMF Bowling Worldwide as Executive Vice President and Chief Financial Officer from 1996 to 2001. AMF Bowling Worldwide completed reorganization under the Bankruptcy Code in 2001.

     Mr. Griffiths has been a director of Wolverine since October 2005. Mr. Griffiths was elected Chairman of the Board of Champion Enterprises ("Champion") in March 2006 and has been employed by Champion since 2004 as its President and Chief Executive Officer. Champion is a leading manufactured housing company traded on the NYSE (NYSE: CHB). Prior to joining Champion, Mr. Griffiths was employed as President of the Fluid Systems Division of SPX Corporation from 1998 to 2004. From 1994 to 1998, Mr. Griffiths served as President of Waukesha Cherry-Burrell, an International manufacturer of fluid handling, heat exchange and food processing equipment.

     Mr. Gilchrist has been a director of Wolverine since October 2005. Effective February 19, 2007, Mr. Gilchrist will become President and Chief Executive Officer of Siegel-Robert, Inc., headquartered in St. Louis, Missouri. Siegel-Robert, Inc., a privately held company, is a manufacturer of products for the automotive, safety/air monitoring and semiconductor packaging industries. Since 2003, Mr. Gilchrist has served as President and Chief Executive Officer of Jackson Products, Inc. ("Jackson"). Since 2003, Mr. Gilchrist has served as President and Chief Executive Officer of Jackson Products, Inc. ("Jackson"). Mr. Gilchrist was originally brought into Jackson during a workout process, to facilitate an orderly transition necessitated by a prepackaged reorganization under the Bankruptcy Code or a debt for equity exchange. Subsequently, in January 2004, Jackson reorganized under the Bankruptcy Code. Jackson, a privately held company, is a manufacturer of personal and highway safety products including welding helmets, hard hats, marking equipment and traffic cones. From 1995 to 2003, Mr. Gilchrist was employed as President and Chief Executive Officer of VP Buildings, Inc, a manufacturer of metal buildings.

     Mr. Duncan has been a director of Wolverine since December 1993 and has served as Chairman of the Board since June 2006. In October 2002, Mr. Duncan stepped down as President and Chief Executive Officer of Martin Industries, Inc. ("Martin"), a position he held since June 2000. Mr. Duncan also served as director of Martin from May 1999 through October 2002. During this time Martin manufactured and sold pre-engineered fireplaces, gas heaters, gas logs and related equipment. On December 27, 2002, Martin filed for reorganization under the Bankruptcy Code. Mr. Duncan retired as President and Chief Executive Officer of Murray Ohio Manufacturing Co., a position he held from 1987 to 1994.

     Mr. Ver Hagen has been a director of Wolverine since January 1996 and served as the non-executive Chairman of the Board from May 1998 until December 2000. In 2001, Mr. Ver Hagen retired as Senior Vice President, reporting to the President, of Emerson Electric Co. ("Emerson"), a manufacturer and marketer of electronic and electrical products, a position he held since 1999. Prior to rejoining Emerson, Mr. Ver Hagen was employed by United Dominion Industries, Limited as Vice Chairman in 1998 and as President and Chief Operating Officer from 1994 to 1998. Mr. Ver Hagen also serves as a director of Flow International Corporation and trustee of The Wisconsin Alumni Research Foundation.

     Ms. Beck has been a director of Wolverine since July 2005. Ms. Beck, CPA, has been Senior Vice President and Chief Financial Officer of Journal Register Company (NYSE: JRC), a leading U.S. newspaper publishing company, since January 2006. Prior to joining Journal Register Company and since 2003, Ms. Beck served as Senior Vice President and Chief Financial Officer of Norwood Promotional Products, Inc. Prior to joining Norwood Promotional Products, Ms. Beck was employed as Vice President of Finance for Temple-Inland, Inc. and its subsidy Inland Paperboard and Packaging, Inc. and Director of Finance for Rockwell Automation.

     Ms. Neuman has been a director of Wolverine since November 1997. In 2000, Ms. Neuman retired as the Vice President-Human Resources and General Counsel of Nissan Motor Manufacturing Corporation U.S.A. ("Nissan"), a vehicle manufacturer. She had been employed with Nissan since 1981.

     Mr. Manning has been President, Chief Executive Officer and a member of the Board of Directors of Wolverine since December 2005. He previously held the position of President and Chief Operating Officer of Wolverine from February 2005 until December 2005. Prior to that time, Mr. Manning held the positions of Senior Vice President, Fabricated Products and General Counsel of Wolverine from October 2001 until February 2005; Senior Vice President of Human Resources and General Counsel from May 2000 until October 2001 and Vice President of Human Resources and General Counsel of Wolverine from May 1998 until May 2000.

     Mr. Deason has been Senior Vice President, Chief Financial Officer and Secretary of Wolverine since November 2005. Mr. Deason previously retired from Wolverine on March 31, 2005, and served as a consultant to Wolverine from his retirement in March 2005 until November 2005. Prior to his retirement, Mr. Deason had served as Executive Vice President, Chief Financial Officer and Secretary of Wolverine since September 1994. Mr. Deason had also been a director of the Company from October 1995 until his retirement in March 2005. Before initially joining the Company in 1994, Mr. Deason, a Certified Public Accountant, spent 19 years with Ernst & Young LLP and was a partner from 1988 until he joined the Company.

     Mr. Johnson has been the Senior Vice President, Sales of the Company since 2002. He previously held the positions of Vice President, Sales from 1998 until 2002, Industrial Marketing Manager from 1990 until 1998, Field Sales Representative from 1981 until 1990 and Production Supervisor of Wolverine from 1979 until 1981. Mr. Johnson has been employed by the Company for twenty-seven years.

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

     Mr. Weil has been the Senior Vice President, International and Strategic Development of the Company since February 2005. He has also held the position of Senior Vice President, Tubing Products, from December 1998 until February 2005. Prior to joining the Company, Mr. Weil had been a Global Business Executive and General Manager Consumer/Commercial for AMP Incorporated since 1996. Prior to 1996, Mr. Weil was employed by Philips Electronics NV for fourteen years in positions that included President of Graner Company (a division of Philips), General Manager of Philips Circuit Assemblies and Vice President of Marketing for Philips Broadband.

     Mr. Williamson has been the Corporate Controller since February 2004. He previously held the positions of Group Controller - Tube Group and Wolverine Tube Europe from August 2003 until January 2004, and Group Controller - Fabricated Products Group from September 2002 when he joined the Company until July 2003. Prior to joining the Company, Mr. Williamson was Chief Financial Officer and Vice President of Business Planning of ADS Environmental Services from September 1995 through September 2002, and before that he was Vice President - Operations Controller from January 1995 through August 1995 for Continental Can Company and Vice President of Finance of General Marble from January 1993 to January 1995.

Legal Proceedings

     No director, director nominee, officer of the Company, affiliate of the Company, owner of record or beneficially of more than 5% of the Company's outstanding common stock, or any security holder is involved in any legal proceeding which is adverse to the Company or has a material interest adverse to the Company.

     On March 3, 2003, Superior TeleCom ("Superior") and its U.S. subsidiaries filed voluntary petitions for relief under the Bankruptcy Code. On October 22, 2003, Superior's joint plan of reorganization, as amended and related disclosure statement was confirmed by order of the United States Bankruptcy Court for the District of Delaware and became effective on November 10, 2003. The plan of reorganization provided for the cancellation of all equity and debt interests held in Superior by Alpine. Mr. Elbaum, a director nominee, resigned resigned as Chairman of the Board of Directors of Superior on November 10, 2003, the effective date of Superior's plan of reorganization became effective.

Transactions with Related Persons

     Mr. Horowitz will provide post-retirement consulting services to the Company pursuant to a Consultant Agreement, dated as of November 17, 2005, between the Company and DH Partners LLC ("DH Partners"), an entity wholly owned by Mr. Horowitz (the "Consultant Agreement"). During the term of the Consultant Agreement, DH Partners will provide up to 100 business days per year (with no more than 15 days per month) of such advisory consulting services as may reasonably be requested by the Company's Chief Executive Officer or the Board of Directors, which services must be provided on behalf of DH Partners only by Mr. Horowitz. As compensation for these services, the Company will pay DH Partners an annual fee of $225,000. The Company will also provide certain secretarial and administrative support and reimbursement for reasonable travel, client entertainment and other business expenses in accordance with Company policies.

     The Consultant Agreement has a term of two years, though DH Partners' services may be terminated by either the Company or DH Partners at any time during this term. In case of early termination, the Company will have no further obligation to pay DH Partners any consulting fees or reimburse DH Partners for any expense thereafter, except that, if the Company terminates the Consultant Agreement other than for "cause," or if DH Partners terminates the Consultant Agreement for "good reason" (as those terms are defined in the Consultant

Agreement), the Company must pay DH Partners a lump sum equal to the consultant fees DH Partners would have received through the end of the term. The term may be extended by mutual agreement of the parties, at which time the parties will also agree on the type and amount of consulting services as well as the consulting fee for such extended period.

     The Consultant Agreement contains an indemnity provision in favor of DH Partners and Mr. Horowitz, as well as confidentiality provisions in favor of the Company.

     The Company and Alpine will, at the closing of the Transaction, enter into an agreement for a 2-year period pursuant to which Alpine will provide the Company with certain services in exchange for an annual fee of $1,250,000 and reimbursement of reasonable and customary expenses incurred by Alpine.

     Under the Preferred Stock Purchase Agreement, prior to the closing of the Transaction, the Company and Mr. Manning will also enter into a consulting agreement (the "Consulting Agreement") whereby Mr. Manning will provide consulting and advisory services to the Company following the closing of the Transaction, provided that the Transaction closes on or before February 28, 2007. The Consulting Agreement has a term of 15 months from the closing of the Transaction, unless extended or terminated by mutual consent of the parties thereto. Under the Consulting Agreement, the Company will pay Mr. Manning a monthly fee of $20,000. Mr. Manning will also be entitled to a performance bonus equal to $175,000 if the Company achieves at least 70% of its EBITDA target applicable to the senior managers of the Company, including the President and Chief Executive Officer, for the fiscal year ending December 31, 2007, which, if earned, would be payable no later than March 1, 2008.

     Although no formal written policies and procedures for reviewing related party transactions exist, any transaction to be entered into by the Company with a related person must be approved by those members of the Board that are not involved in such transaction.

     Board Meetings and Committees

     During 2006, the Board held 11 meetings. Each of the directors, except for Mr. Ver Hagen, attended at least 75% of the aggregate number of meetings of the Board and the committees of which the director was a member during the past year.

     Messrs. Horowitz, Ver Hagen, Duncan, Griffiths and Manning served as members of the Executive Committee during various periods of 2006. Mr. Horowitz resigned as a member of the Board effective June 23, 2006. Mr. Griffiths was appointed as a member of the Executive Committee in May, 2006 to fill the vacancy on the Executive Committee. The purpose of the Executive Committee is to act in the place and stead of the Board, to the extent permitted by law and our By-laws and within certain limits set by the Board, on matters that require Board action between meetings of the Board. The Executive Committee held three meetings during 2006. Messrs. Duncan, Manning, Griffiths and Ver Hagen currently serve as members of the Executive Committee.

     Ms. Neuman and Messrs. Duncan, Gilchrist and Griffiths served as members of the Compensation Committee during 2006. Mr. Gilchrist replaced Mr. Duncan on the Compensation Committee in conjunction with Mr. Duncan's assumption of the role of Chairman of the Board effective in June, 2006. The responsibilities of the Compensation Committee are described under "Compensation Committee Roles and Responsibilities" on page 12. The Board has determined that all of the members of the Compensation Committee are independent within the meaning of the listing standards of the New York Stock Exchange. The Compensation Committee held four meetings during 2006. Ms. Neuman and Messrs. Gilchrist and Griffiths currently serve as members of the Compensation Committee.

     Ms. Beck and Messrs. Hare and Ver Hagen served as members of the Audit Committee. The Audit Committee of the Board is responsible for providing independent, objective oversight of Wolverine's accounting functions and internal controls and procedures. The Board has determined that all of the members of the Audit Committee are independent and financially literate within the meaning of Securities and Exchange Commission ("SEC") regulations and the listing standards of the New York Stock Exchange. The Board has also determined that Ms. Beck and Mr. Hare are each qualified as an audit committee financial expert within the meaning of SEC regulations and that both Ms. Beck and Mr. Hare have accounting and related financial management expertise within the meaning of the listing standards of the New York Stock Exchange. The Audit Committee held five meetings during 2006.

     Ms. Neuman and Mr. Gilchrist served as members of the Corporate Nominating and Governance Committee during 2006. The Corporate Nominating and Governance Committee is responsible for developing policies and practices relating to corporate governance and fostering a climate of respect, trust and candor. In addition, the Corporate Nominating and Governance Committee identifies candidates for the Board and makes recommendations to the Board regarding such candidates. The Committee also ensures the performance of the Board's and each committee's self-evaluation. The Board has determined that all of the members of the Corporate Nominating and Governance Committee are independent within the meaning of the listing standards of the New York Stock Exchange. The Corporate Nominating and Governance Committee held two meetings in 2006.

     The charters of the Compensation Committee, Audit Committee and Corporate Nominating and Governance Committee, as well as our corporate governance guidelines and our code of business conduct and ethics that applies to our directors, officers and employees (including our chief executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions), are available on our website (www.wlv.com) or in print upon written request at no charge.

Independence

     The Board has affirmatively determined that all of the directors during 2006, are/were independent of Wolverine and its management under the listing standards of the New York Stock Exchange, with the exception of Mr. Horowitz and Mr. Manning. Prior to his resignation from the Board effective June 23, 2006, Mr. Horowitz was considered a non-independent director because of his past employment as an executive of Wolverine. Mr. Manning is considered a non-independent director because of his employment as an executive of Wolverine.

Executive Sessions and Lead Director

     It is the policy of the Board to hold an executive session of the non-management directors without management participation at each Board meeting. Mr. Duncan has been appointed by the non-management directors as the lead director to preside over the executive sessions. Information on how to communicate with the lead director or non-management directors is provided under Communications to the Board of Directors, the Committees and Non-Management Directors below.

Communications to the Board of Directors, the Committees and the Non-Management Directors

     Stockholders and other parties interested in communicating directly to the Board, any committee, the lead director or the non-management directors may do so by writing to the address listed below. All communications will be forwarded directly to the addressee.

         Wolverine Tube, Inc.
         [Addressee*]

         200 Clinton Avenue, Suite 1000
         Huntsville, AL   35801

         *The "Addressee" description will allow Wolverine to direct the communication to the intended recipient.

Board Attendance at Annual Stockholders' Meeting

     We have a policy that directors are expected to attend our annual meeting of the stockholders. Our By-laws require the Board to hold a meeting immediately following the annual meeting of stockholders. Thus, the annual meeting of stockholders and the Board meeting are held at the same location to further facilitate and encourage the directors to attend the annual meeting of the stockholders. With the exception of one former director, all then sitting directors attended our 2006 annual meeting of stockholders.

The Director Nomination Process

     The Board has adopted the following Board Policy Regarding Director Nominations (the "Nominations Policy"). The Nominations Policy describes the process by which candidates for possible inclusion in the slate of director nominees are selected. The Nominations Policy is administered by the Corporate Nominating and Governance Committee.

     Criteria for Board Members. Each director nominee must possess at least the following qualifications:

          i.   High ethical standards and integrity.

          ii.  A willingness to be accountable for Board decisions.

          iii. Ability to meet a director's duty of care and loyalty to stockholders.

          iv. Ability to provide wise, informed and thoughtful counsel to top management.

          v.   A history of achievement that reflects superior standards.

          vi.  Loyalty and commitment to the success of Wolverine.

          vii. Ability to take tough positions while at the same time working as a team player.

          viii. A background that provides a portfolio of experience and knowledge commensurate with our needs.

     Director nominees must also be selected to ensure that the members of the Board, as a group, and its committees maintain the requisite qualifications of SEC regulations and the listing standards of the New York Stock Exchange.

     Internal Process for Identifying Candidates. The Corporate Nominating and Governance Committee has two primary methods for identifying director nominees (other than those proposed by our stockholders, as discussed below). First, on a periodic basis, the committee solicits ideas for possible candidates from members of the Board, our senior level executives and individuals personally known to the members of the Board. Second, the committee may from time to time use its authority under its charter to retain, at our expense, one or more search firms to identify candidates (and to approve such firms' fees and other retention terms).

     Proposals for Director Nominees by Stockholders. In accordance with the Nominations Policy, the Corporate Nominating and Governance Committee will accept proposals from Qualified Stockholders regarding potential candidates for director nominees. The Corporate Nominating and Governance Committee will evaluate a candidate proposed by a Qualified Stockholder if such proposal satisfies the notice, information and consent provisions of the Nominations Policy. A "Qualified Stockholder" is a single stockholder or a group of stockholders that has beneficially owned more than 5% of our Common Stock for at least one year and that will hold the required number of shares through the date of the annual meeting of stockholders.

     In order to be considered by the Corporate Nominating and Governance Committee for an upcoming annual meeting of stockholders, the Corporate Nominating and Governance Committee must receive the proposal regarding the potential candidate not less than 120 calendar days before the anniversary of the date of the proxy statement released to stockholders in connection with the previous year's annual meeting. We provide this information in our proxy statement relating to the previous year's annual meeting under "Stockholder Proposals to Be Presented at the Next Annual Meeting." If we change our annual meeting date by more than 30 days from year to year, the notice must be received by the Corporate Nominating and Governance Committee no later than the close of business on the tenth day following the day on which notice of the date of the upcoming annual meeting is publicly disclosed. The procedures described in this paragraph are meant to establish an additional means by which certain stockholders can have access to our process for identifying and evaluating candidates, and is not meant to replace or limit a stockholder's general nomination rights in any way.

     Any candidate proposed by a Qualified Stockholder must be independent of the Qualified Stockholder in all respects as determined by the Corporate Nominating and Governance Committee or by applicable law. Any candidate submitted by a Qualified Stockholder must also meet the definition of an "independent director" under the listing standards of the New York Stock Exchange.

     If a stockholder, other than a Qualified Stockholder, submits a proposal regarding a potential candidate for a director nominee by the deadline described above for the Qualified Stockholders and the candidate meets the minimum criteria, the Corporate Nominating and Governance Committee will review the proposal and determine whether the proposal should be accepted and whether the candidate should be evaluated in accordance with the procedures set forth below.

         Evaluation of Candidates. The Corporate Nominating and Governance Committee will consider all candidates identified through the processes described above, and will evaluate each of them, including incumbents, based on the same criteria. If, after the Corporate Nominating and Governance Committee's initial evaluation, a candidate meets the criteria for Board membership, the Chair of the Corporate Nominating and Governance Committee will interview the candidate and communicate the Chair's evaluation to the other members of the Corporate Nominating and Governance Committee, the Chairman of the Board and the Chief Executive Officer. Later reviews will be conducted by other members of the Corporate Nominating and Governance Committee and senior management. Ultimately, background and reference checks will be conducted and the Corporate Nominating and Governance Committee will meet to finalize its list of recommended candidates for the Board's consideration. The candidates recommended for the Board's consideration will be those individuals that will create a Board that is, as a whole, strong in its collective knowledge of, and diverse in skills and experience with respect to, accounting and finance, management and leadership, vision and strategy, business operations, business judgment, crisis management, risk assessment, industry knowledge, corporate governance and global markets.

         If the Corporate Nominating and Governance Committee receives a proposal regarding a potential candidate from a Qualified Stockholder and ultimately determines that such individual is not a suitable nominee, the Corporate Nominating and Governance Committee, upon receipt of the necessary consents, will disclose the basis for its determination in the proxy statement relating to such annual meeting of stockholders.

     General Nomination Right of All Stockholders. In accordance with our By-laws, any stockholder may nominate one or more persons for election as a director at an annual meeting of stockholders if the stockholder (a) is a stockholder of record entitled to vote for the election of directors at the annual meeting and (b) timely submits proper written notice, containing the information and consents required by our By-Laws, to our Secretary. In order to be timely, notice of the nomination must be delivered to or received at our principal executive offices not less than 60 calendar days prior to the annual meeting. In the event that we do not publicly announce the date of the annual meeting at least 75 calendar days prior to the date of the annual meeting, notice by the stockholder is timely if received no later than the close of business on the tenth calendar day following the day on which public announcement is first made of the date of the annual meeting.

Audit Committee

     The Audit Committee of the Board reviews and approves the scope of the audit performed by our independent auditors and our accounting principles and internal accounting controls. The Audit Committee is composed of three independent directors, and operates under a written charter adopted and approved by the Board. The Board has determined that each of the members of the Audit Committee is independent and financially literate under the SEC regulations and the listing standards of the New York Stock Exchange.

     The Audit Committee reviews Wolverine's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. KPMG, Wolverine's independent auditor for 2006, is responsible for expressing opinions on the conformity of the company's audited financial statements with generally accepted accounting principles and on management's assessment of the effectiveness of the company's internal control over financial reporting. In addition, KPMG will express its own opinion on the effectiveness of the company's internal control over financial reporting.

     In this context, the Audit Committee reviewed and discussed with management and KPMG the audited financial statements for the year ended December 31, 2006, management's assessment of the effectiveness of the company's internal control over financial reporting and KPMG's evaluation of the company's internal control over financial reporting. The Audit Committee has discussed with KPMG the matters that are required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as may be modified or supplemented. KPMG has provided to the Audit Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as may be modified or supplemented, and the Audit Committee discussed with KPMG that firm's independence. The Audit Committee also concluded the KPMG's provision of audit and non-audit services to Wolverine and its affiliates is compatible with KPMG's independence.

                             Executive Compensation

Compensation Discussion and Analysis

Compensation Committee Roles and Responsibilities

     The primary purpose of the Compensation Committee (the "Committee") is to conduct reviews of the Company's general executive compensation policies and strategies and oversee and evaluate the Company's overall compensation structure and programs. Direct responsibilities include, but are not limited to:

     o Evaluating and approving goals and objectives relevant to compensation of the Chief Executive Officer and other executive officers, and evaluating the performance of the executives in light of those goals and objectives;
     o Determining and approving the compensation level and perquisites for the Chief Executive Officer;
     o Evaluating and approving compensation levels and perquisites of other key executive officers;
     o Evaluating and approving all grants of equity-based compensation to executive officers; and
     o Reviewing performance-based and equity-based incentive plans for the Chief Executive Officer and other executive officers and reviewing other benefit programs presented to the Committee by the Chief Executive Officer.

     The role of Wolverine management is to provide reviews and recommendations for the Committee's consideration, and to manage the Company's executive compensation programs, policies and governance. Direct responsibilities include, but are not limited to:

     o Providing an ongoing review of the effectiveness of the compensation programs, including competitiveness and alignment with the Company's objectives;
     o Recommending changes, if necessary, to ensure achievement of all program objectives; and
     o Recommending pay levels, payout and/or awards for key executive officers other than the Chief Executive Officer.

     The Committee Charter provides that the Committee has sole authority to retain one or more compensation consultants to assist in the evaluation of the Chief Executive Officer's and other executive officers' compensation.

The Company's Executive Compensation Program Philosophy

Overall Program Objectives

     The Company strives to attract, motivate and retain high-quality executives by providing total compensation that is performance-based and competitive with the various labor markets and industries in which the Company competes for talent. The Company provides incentives to advance the interest of shareholders and deliver levels of compensation that are commensurate with performance. Overall, the Company designs its compensation program to:

     o Support the corporate business strategy and business plan by clearly communicating what is expected of executives with respect to goals and results and by rewarding achievement;
     o    Retain and recruit executive talent; and
     o    Create a strong performance alignment with shareholders.
          The Company seeks to achieve these objectives through three key compensation elements:
     o    A base salary;
     o A performance-based annual bonus (i.e., short-term incentives), which may be paid in cash, shares of stock or a combination of the above; and
     o Periodic (generally, annual) grants of long-term, equity-based compensation (i.e., longer-term incentives), such as stock options and/or restricted stock, which may be subject to time-based vesting requirements.

Competitive Considerations

     In making compensation decisions with respect to each element of compensation, the Committee considers the competitive market for executives and compensation levels provided by comparable companies. The Committee regularly reviews the compensation practices at companies with which it competes for talent. The businesses chosen for comparison may differ from one executive to the next depending on the scope and nature of the business for which the particular executive is responsible.

     The Committee does not attempt to set each compensation element for each executive with any particular range related to levels provided by industry peers. Instead, the Committee uses market comparisons as one factor in making compensation decisions. Other factors considered when making individual compensation decisions include individual contribution and performance, reporting structure, internal pay relationship, complexity and importance of role and responsibilities, leadership and growth potential.

Executive Compensation Practices

     The Company's practices with respect to each of the three compensation elements identified above, as well as other elements of compensation, are set forth below, followed by a discussion of the specific factors considered in determining key elements of 2006 compensation for our principal executive and financial officers and the three most highly compensated executive officers other than the principal executive or financial officers serving at December 31, 2006 (collectively, the "Named Executive Officers").

Base Salary

     Purpose. The objective of base salary is to reflect job responsibilities, value to the company, experience and skill level, individual performance and market competitiveness.

     Considerations. Salaries for Named Executive Officers are determined by the Committee based on a variety of factors, including: o The nature and responsibility of the position; o To the extent available, salary norms for persons in comparable positions at comparable companies; o The expertise of the individual executive; o The competitiveness of the market for the executive's services; and, o The recommendations of the President and Chief Executive Officer (except in the case of his own compensation).

     Salaries are generally reviewed annually. In setting salaries, the Committee considers the importance of linking a high proportion of Named Executive Officers' compensation to performance in the form of the annual bonus, which has been historically tied to both Company performance measures and individual performance. However, in 2006, annual bonuses were solely tied to year over year improvement and performance compared to plan as it relates to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). On a go-forth basis (2007 and beyond), the Company intends to base annual bonuses and long-term incentive grants solely on pay-for-performance metrics.

     In 2006, the Named Executive Officers, with the exception of Mr. Manning, received merit-based salary increases ranging from 1.3% to 3.9%. Mr. Manning received no salary increase in 2006 due to the adjustment of his salary in late 2005 as a result of his promotion to Chief Executive Officer of the Company. During 2004, the

Committee engaged a national compensation consulting firm to conduct a study (the "Study") of Wolverine's overall executive compensation to further assess the recruitment, retention and competitive effects, provide data to support Wolverine's pay philosophy and assist with the director's duty to shareholders. The Committee considered the Study, the additional information reviewed, and the performance of individual executives and Wolverine overall in setting 2006 compensation, including the salary of the Chief Executive Officer. With respect to the Chief Executive Officer in particular the Committee reviews and establishes a base salary, which is influenced by feedback and input by the non-employee members of the Board as to their assessment of the Chief Executive Officer's performance and the Committee's expectations as to his future contributions. Comparative company data from the Study was a major factor in establishing the Chief Executive Officer's salary in 2005, although no precise formula was applied in considering this data.

Annual Bonus Incentives for Named Executive Officers

     Purpose. The compensation program provides for an annual bonus that is performance linked. The objective of the program is to compensate individuals based on the achievement of specific goals that are intended to correlate closely with growth of long-term shareholder value.

     Considerations. The annual bonus process for Named Executive Officers involves three basic steps pursuant to the Company's management bonus program:

     (1) Set overall company performance goals for the year.

     (2) Set a target bonus for each individual or job class.

     (3) Measure actual performance (individual and company-wide) against the predetermined company performance goals to determine the appropriate adjustment to the target bonus, as well as other performance considerations related to unforeseen events during the year.

         These three steps are described below:

     (1) Setting company performance goals. Early in each year, the Committee, working with senior management, sets performance goals for the Company. The Committee decided that management, in 2006, should focus solely on achieving certain financial performance metrics related to year over year improvements, including EBITDA, cash flow, and any payment of cash bonus awards to the Named Executive Officers based on 2006 performance would be determined solely on the Company's attainment of predetermined levels of EBITDA.

     (2) Setting a target bonus. The Committee establishes a target bonus amount for each Named Executive Officer. The target bonus takes into account all factors that the Committee deems relevant (including but not limited to) a broad review of peer group compensation, and the Committee's assessment of the level of growth reflected in the Company's annual operating plan.

     For each of the performance goals, there is a formula that establishes a pay-out range around the target bonus allocation. The formula determines the percentage of the target bonus to be paid, based on a percentage of goal achievement, with a minimum below which no payment will be made.

     (3) Measuring performance. After the end of the fiscal year, the Committee reviews the Company's actual performance against the performance goal established at the outset of the year.

     Discretion. Under the bonus plan, the Committee has discretion to amend or terminate the bonus plan program at any time.

Deductibility of Executive Compensation

     Section 162(m) of the Code limits the deductibility of certain executive officers' compensation that exceeds $1.0 million per year and that does not qualify as performance-based compensation as defined in the Code. The 2003 Equity Incentive Plan includes provisions that would enable the Compensation Committee to structure future executive compensation as performance-based compensation within the meaning of Section 162(m). The Compensation Committee will continue to monitor this issue with a view towards maximizing compliance with Section 162(m) while maintaining the flexibility to provide competitive compensation even if a portion of such compensation is rendered nondeductible by reason of Section 162(m).

Long-term Incentive Compensation

     Purpose. The long-term incentive program provides a periodic award (typically annually) that is performance-based. The objective of the program is to align compensation for executive officers over a multi-year period directly with the interests of shareholders of the Company by motivating and rewarding creation and preservation of long-term shareholder value. The level of long-term incentive compensation is determined based on an evaluation of competitive factors in conjunction with total compensation provided to Named Executive Officers and the goals of the compensation program described above.

     Mix of restricted stock awards and stock options. The Company's long-term incentive compensation generally takes the form of a mix of restricted stock awards and option awards. These two vehicles reward shareholder value creation in slightly different ways. Stock options (which have exercise prices equal to the market price at the date of the grant) reward Named Executive Officers only if the stock price increases. Restricted stock awards are impacted by all stock price changes, so the value to Named Executive Officers is affected by both increases and decreases in stock price. The particular mix of grant of restricted stock and stock options granted is at the discretion of the Committee and varies by level of executive, and from year to year.

     Stock Options. The long-term incentive program calls for stock options to be granted with exercise prices of fair market value of the Company's stock on the date of grant and to vest ratably over three years, based on continued employment. The Company defines fair market value as the closing price on the date of grant. The Committee will not grant stock options with exercise prices below the market price of the Company stock on the date of the grant and has a policy of not reducing the exercise price of stock options without shareholder approval. Option grants to Named Executive Officers normally have a term of ten years.

     Vesting of Restricted Stock Awards. Restricted stock awards issued prior to May 2005 vested over a two year period. All subsequent issuances of restricted stock awards are based on a three-year vesting schedule. Stock options provide incentives for retention over the vesting period and for performance which enhances stock price. Restricted stock awards provide similar incentives for retention over the vesting period.

     Periodic Review. The Committee intends to review both the annual bonus program and the long-term incentive program annually to ensure that the key elements therein continue to meet the objectives described above.

2006 Awards

     In 2006, the Committee awarded long-term compensation to Named Executive Officers pursuant to the program described above resulting in the awards of stock options and restricted stock identified in the Summary Compensation Table and the Grants of Plan-Based Awards Table.

     In determining the annual grants of restricted stock and options, the Committee considered market data on total compensation packages, total shareholder return, share usage and shareholder dilution and, except in the case of the award to the Chief Executive Officer, the recommendations of the Chief Executive Officer.

Benefits and Perquisites

     The Committee supports providing benefits and perquisites to Named Executive Officers that are substantially the same as those offered to other salaried employees of the Company with the limited exceptions of:

          o    split dollar life insurance policies;
          o    car allowances;
          o eligibility to receive a subsidy for basic financial planning services; and
          o    a nominal medical examination subsidy.

     These features of compensation are included in the Committee's overall compensation review. The value of these items is included in the Summary Compensation Table and the related footnotes. In 2002, after the passage of the Sarbanes-Oxley Act of 2002 (the "Act"), Wolverine suspended paying premiums on split-dollar life insurance in order to review compliance with certain restrictions under the Act. In 2004, the Committee made the decision, to as near as practical, keep whole the then Named Executive Officers, due to any regulatory changes affecting the split-dollar life insurance policies. Due to the fact that additional premium payments under a collateral assignment split-dollar arrangement could be deemed a loan to the then Named Executive Officer and thus prohibited under the Act, the Company froze the split-dollar arrangements and established a program that pays the premiums in the form of a bonus (and any gross-up to compensate for tax liability) to the then Named Executive Officer in order to keep whole the executive for this life insurance benefit.

Executive Severance Arrangements

     The Company has entered into Change in Control, Severance and Non-Competition Agreements with a majority of the Named Executive Officers, including Messrs. Manning, Weil, Johnson, and Van Gerwen, which are still in effect. The severance portion of these agreements generally provide that we will make certain payments (as separately identified within each Change in Control, Severance and Non-Competition Agreement) to the Named Executive Officer if his employment is terminated or he resigns for certain enumerated reasons.

     Mr. Deason has a letter agreement that provides for payments to him upon a change in control of the Company.

Total Compensation

     In making decisions with respect to any element of a Named Executive Officer's compensation, the Committee considers the total compensation that may be awarded to the officer, including salary, annual bonus, long-term incentive compensation and any employment agreements held by Named Executive Officers. The Committee's goal is to award compensation that is reasonable and competitive when all elements of potential compensation are considered.

Compensation Committee Interlocks and Insider Participation

     None of the members of the Compensation Committee during 2006 or as of the date of this Statement is or has been an officer or employee of the Company and no executive officer of the Company served on the compensation committee or board of any company that employed any member of the Company's Compensation Committee or Board of Directors.

                      Report of the Compensation Committee

     The Compensation Committee of the Board has submitted the following report for inclusion in this Statement.

     Our Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Statement with management. Based on our Committee's review of and the discussions with management with respect to the Compensation Discussion and Analysis, our Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Statement.


                    ----------------------------------------
                      Members of the Compensation Committee
                         David M. Gilchrist, Jr. (Chair)
                                 Gail O. Neuman
                              William C. Griffiths

Summary Compensation Table

         The following table sets forth the compensation paid to or accrued on behalf of our Named Executive Officers.

                                                                                                Change in
                                                                                              Pension Value
                                                                                                   and
                                                                                 Non-Equity  Nonqualified
      Name and                                          Stock       Option      Incentive     Deferred      All Other
      ---------                                         -----       ------      ----------    ---------     ---------
      Principal            Year     Salary    Bonus  Awards (a)   Awards (b)       Plan      Compensation  Compensation   Total
      ---------            ----     ------    -----  ------       -------          -----     ------------  ------------   -----
      Position                                                                 Compensation    Earnings        (c)
      --------                                                                 ------------    --------

Johann R, Manning,Jr.      2006    $450,000    $-        $-           $-        $572,674      $13,083        $40,866    $1,076,623
  President and Chief
  Executive Officer

James E. Deason            2006    $281,850    $-      $58,200      $28,480     $216,006      $23,577        $77,762    $  685,875
  Senior Vice President,
  Chief Financial
  Officer and Secretary

Keith I. Weil              2006    $236,383    $-      $58,200      $28,480     $168,762       $8,568        $43,477    $  543,869
  Senior Vice President,
  International and
  Strategic Development

Garry K. Johnson           2006    $208,001    $-      $54,320      $24,920     $149,885      $17,219        $32,780    $  487,125
  Senior Vice President,
  Sales

John Van Gerwen            2006    $176,227    $-      $15,520      $8,010       $69,070       $4,955        $14,256    $  288,038
  Vice President
  Operations

____________________
(a) The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R) of awards of restricted stock. Restricted stock grants are shown at full value on the date of grant.

(b) The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R) of stock option grants shown under the Black Scholes method of valuation.

(c) The 2006 amounts include: (i) automobile allowances paid by Wolverine to Messrs. Manning, Weil, Johnson and Van Gerwen of $10,500, $8,100, $10,500 and $7,800, respectively; (ii) subsidies for financial advisory services made by Wolverine for Messrs. Manning, Deason and Weil of $4,400 each; (iii) split dollar life insurance related expenses for Messrs. Manning, Deason, Weil and Johnson of $16,390, $64,956, $22,128 and $13,848; (iv) life insurance premium payments made by Wolverine for Mr. Van Gerwen of $1,500; (v) group life insurance payments made by Wolverine for Messrs. Manning, Deason, Weil, Johnson and Van Gerwen of $630, 1,806, $630, $966 and $544, respectively; (vi) automatic 401(k) contributions for Messrs. Manning, Deason, Weil, Johnson and Van Gerwen of $6,600, $6,600, $5,921, $5,220 and $4,412; and (vii) 401(k) matching contributions made by Wolverine for Messrs. Manning, Weil and Johnson of $2,346, $2,298 and $2,247.

Grants of Plan-Based Awards



                                                                                                  All
                                                                                                  Other    All                Grant
                                                                                                  Stock    Other               Date
                                                                                                  Awards:  Option    Exercise  Fair
                                                                                                  Number   Awards"     or     Value
                                                                                                  of       Number     Base      of
                                                                          Estimated Future        Shares     of       Price   Stock
                                                                          Payouts Under           of Stock Securities   of     and
                   Grant    Approval     Estimate Future Payouts Under    Equity Incentive        or       Underlying Option Option
       Name         Date     Date      Non-Equity Incentive Plan Award(a) Plan Awards             Units    Options    Awards Awards
       ----         ----     ----      ---------------------------------  ---------------------   --------  -------  ------  ------

                                        Threshold  Target    Maximum   Threshold  Target  Maximum
                                        ---------  ------    -------   ---------  ------  -------

Johann R. Manning,   -        -      $51,975    $346,500  $572,674    $      -   $   -   $     -     -         -      $  -       -
  Jr.
President and
Chief
Executive Officer

James E. Deason   04/05/06 04/05/06  $ 21,278   $141,850  $216,006(a) $      -   $   -   $     -     -       16,000   $3.88
Senior Vice
President, Chief
Financial Officer
and Secretary
                  04/05/06 04/05/06  $     -    $     -   $      -    $      -   $   -   $     -  15,000       -      $  -

Keith I. Weil     04/05/06 04/05/06  $  16,112  $107,415  $168,762(a) $      -   $   -   $     -     -       16,000   $3.88
Senior Vice
President,
International and
Strategic
Development
                  04/05/06 04/05/06  $     -    $     -   $      -    $      -   $   -   $     -  15,000       -      $   -

Garry K. Johnson  04/05/06 04/05/06  $  14,310  $ 95,400  $149,885(a) $      -   $   -   $     -     -       14,000   $3.88
Senior Vice
President, Sales
                  04/05/06 04/05/06  $     -    $     -   $      -    $      -   $   -   $     -  14,000       -      $   -

John Van Gerwen   04/05/06 04/05/06  $ 21,744   $53,250   $74,113(a)  $      -   $   -   $     -     -        4,500   $3.88
Vice President,
Operations
                  04/05/06 04/05/06  $     -    $     -   $      -    $      -   $   -   $     -  4,000        -       $   -

_______________
     (a) For overall Company consolidated measure ("Corporate EBITDA"), once the initial target ("Threshold") level of performance is achieved, additional bonus can be earned on a linear/pro rata basis with no cap. Corporate EBITDA has four target levels: Level 1 which is approximately 60% of Corporate EBITDA and reflects a five-fold improvement over Corporate EBITDA for the prior year; Level
2 which is 90% of Corporate EBITDA; Level 3 which is Budget EBITDA; and, Level 4 which is 110% of Corporate EBITDA budget. For all other metric(s), maximum payout is achieved at Level 3 ("Maximum"). The Non-Equity Incentive Program for
all Named Executive Officers, other than Mr. Van Gerwen, is based solely on the achievement of Corporate EBITDA. Mr. Van Gerwen's Program is based on the achievement of Corporate EBITDA as well as other divisional targets for which he has responsibility.

Outstanding Equity Awards at Fiscal Year-End

     The following table sets forth information with respect to unexercised options, stock that has not vested, and equity incentive plan awards for each Named Executive Officer outstanding at December 31, 2006.


                                     Option Award                                                   Stock Award
              ---------------------------------------------------------------      ----------------------------------------------
                                                                                                                  Equity
                                                                                                                  Incentive
                                                                                                      Equity      Plan
                                                                                             Market   Incentive   Awards:
                                                                                   Number    Value    Plan        Market or
                                                                                   of        of       Awards:     Payout
                                                Equity                             Shares    Shares   Number of   Value of
                                               Incentive                           or        or       Unearned    Unearned
                                             Plan Awards:                          Units     Units    Shares,     Shares.
                Number of      Number of       Number of                           of        of       Units of    Units or
                Securities     Securities     Securities                           Stock     Stock    Other       Other
                Underlying     Underlying     Underlying                           That      That     Rights      Rights
               Unexercised    Unexercised     Unexercised   Option      Option     have      Have     That Have   That Have
                Options -       Options        Unearned     Exercise  Expiration   Not       Not      Not         Not
    Name       Exercisable   -Unexercisable    Options      Price       Date      Vested    Vested   Vested      Vested

Johann R.
Manning, Jr.    13,400(a)          -               -         $13.69    1/20/2010      -        $-         -           $-
President
and Chief
Executive
Officer
                18,000(a)          -               -         $11.90    1/23/2011      -        $-         -           $-
                 3,000(b)          -               -         $8.60    05/28/2008      -        $-         -           $-
                 9,000(a)          -               -         $8.60    01/21/2009      -        $-         -           $-
                14,249(a)          -               -         $8.60    04/11/2012      -        $-         -           $-
                23,852(a)          -               -         $4.05    02/26/2013      -        $-         -           $-
                15,536(a)          -               -         $10.54   05/19/2014      -        $-         -           $-
                    -              -               -           $-          -       4,027(c)  $4,913       -           $-
                34,495(a)          -               -         $8.93    03/29/2015      -        $-         -           $-
                16,667(a)      33,333(a)           -         $4.93    12/09/2015      --       $-         -           $-
                    -              -               -           $-          -       13,333(d) $16,266      -           $-
                                                                           -          -                   -
James E.                                                                                       $-                     $-
Deason          16,600(a)          -               -         $13.69   01/20/2010      -                   -
Senior Vice
President,
Chief
Financial
Officer and
Secretary
                17,000(a)          -               -         $11.90   01/23/2011      -        $-         -           $-
                 6,000(b)          -               -         $8.60    02/13/2007      -        $-         -           $-
                 2,500(b)          -               -         $8.60    04/21/2007      -        $-         -           $-
                 8,500(b)          -               -         $8.60    02/25/2008      -        $-         -           $-
                10,500(a)          -               -         $8.60    01/21/2009      -        $-         -           $-
                18,553(a)          -               -         $8.60    04/11/2012      -        $-         -           $-
                13,904(a)          -               -         $4.05    02/26/2013      -        $-         -           $-
                 5,918(a)          -               -         $10.54   05/19/2014      -        $-         -           $-
                    -          16,000(a)           -         $3.88    04/05/2016      -        $-         -           $-
                    -              -               -           $-          -       15,000(d) $18,300      -           $-


                                       21


                                     Option Award                                                   Stock Award
              ---------------------------------------------------------------      ----------------------------------------------
                                                                                                                  Equity
                                                                                                                  Incentive
                                                                                                      Equity      Plan
                                                                                             Market   Incentive   Awards:
                                                                                   Number    Value    Plan        Market or
                                                                                   of        of       Awards:     Payout
                                                Equity                             Shares    Shares   Number of   Value of
                                               Incentive                           or        or       Unearned    Unearned
                                             Plan Awards:                          Units     Units    Shares,     Shares.
                Number of      Number of       Number of                           of        of       Units of    Units or
                Securities     Securities     Securities                           Stock     Stock    Other       Other
                Underlying     Underlying     Underlying                           That      That     Rights      Rights
               Unexercised    Unexercised     Unexercised   Option      Option     have      Have     That Have   That Have
                Options -       Options        Unearned     Exercise  Expiration   Not       Not      Not         Not
    Name       Exercisable   -Unexercisable    Options      Price       Date      Vested    Vested   Vested      Vested



Keith I. Weil
Senior Vice
President,
International
and
Strategic
Development
                24,400(a)          -               -         $11.90   01/23/2011      -        $-         -           $-
                 7,500(a)          -               -         $8.60    01/21/2009      -        $-         -           $-
                17,007(a)          -               -         $8.60    04/11/2012      -        $-         -           $-
                17,604(a)          -               -         $4.05    02/26/2013      -        $-         -           $-
                15,607(a)          -               -         $10.54   05/19/2014      -        $-         -           $-
                    -              -               -           $-          -       2,512(c)  $3,065       -           $-
                18,421(a)          -               -         $8.93    03/29/2015      -        $-         -           $-
                    -          16,000(a)           -         $3.88    04/05/2016      -        $-         -           $-
                    -              -               -           $-          -       15,000(d) $18,300                  $-

Garry K.         8,000(a)          -                         $13.69   01/20/2010      -        $-         -           $-
Johnson
Senior Vice
President,
Sales
                13,000(a)          -               -         $11.90   01/23/2011      -        $-         -           $-
                 3,711(a)          -               -         $8.60    04/11/2012      -        $-                     $-
                 6,122(a)          -               -         $4.05    02/26/2013      -        $-         -           $-
                11,404(a)          -               -         $10.54   05/19/2014      -        $-         -           $-
                    -              -               -           $-          -       2,186(c)  $2,667       -           $-
                13,460(a)          -               -         $8.93    03/29/2015      -        $-         -           $-
                    -                              -           $-          -        419(d)    $511        -           $-
                    -          14,000(a)           -         $3.88    04/15/2016      -        $-         -           $-
                    -              -               -           $-          -       14,000(c) $17,080      -           $-

John Van         2,000(a)          -               -         $13.69   01/20/2010      -        $-         -           $-
Gerwen
Vice
President
Operations
                 5,500(a)          -               -         $11.90   01/23/2011      -        $-         -           $-
                 1,500(a)          -               -         $8.60    01/21/2009      -        $-         -           $-
                 4,500(a)          -               -         $8.60    04/11/2012      -        $-         -           $-
                 3,333(a)          -               -         $4.05    02/26/2013      -        $-         -           $-
                 6,000(a)          -               -         $10.54   05/19/2014      -        $-         -           $-
                 6,000(a)          -               -         $8.93    03/29/2015      -        $-         -           $-
                    -              -               -           $-          -        150(c)    $183        -           $-
                    -              -               -           $-          -        533(d)    $650        -           $-
                    -           4,500(a)           -         $3.88    04/05/2016      -        $-         -           $-
                    -              -               -           $-          -       4,000(d)  $4,880       -           $-
________________
       (a) Option vests over a three year period.
       (b) Option vests over a five year period.
       (c) Stock award vests over a two year period.

(d) Stock award vests over a three year period.

Option Exercises and Stock Vested


     The following table sets forth information with respect to stock options exercised and vesting of stock during 2006 for each of the Named Executive Officers on an aggregated basis.


                                        Option Awards (a)                              Stock Awards (b)
                          ---------------------------------------        ----------------------------------------
                          Number of Shares       Value Realized on       Number of Shares       Value Realized on
Name                      Acquired on Exercise   Exercise                Acquired on Vesting    Vesting (c)
----                      --------------------   --------                -------------------    ----------
Johann R. Manning, Jr.              -                      $-                   12,812                 $35,124
President and Chief
Executive Officer

James E. Deason                     -                      $-                   10,000                 $12,600
Senior Vice President,
Chief Financial
Officer and Secretary

Keith I. Weil                       -                      $-                    4,640                 $20,735
Senior Vice President,
International and
Strategic Development

Garry K. Johnson                    -                      $-                    3,950                 $17,353
Senior Vice President,
Sales

John Van Gerwen                     -                      $-                     667                  $2,577
Vice President
Operations

------------------
     (a) No options were exercised by Named Executive Officers in 2006.
     (b) All equity-based awards for management are granted pursuant to the Company's 2003 Equity Incentive Plan.
     (c) There were no deferred amounts payable to the Named Executive Officers in 2006.

Pension Benefits

     The following table shows the present value of accumulated benefits payable in 2006 to each of the Named Executive Officers, including the number of years of service credited to each such Named Executive Officer, under each of the Retirement Plan and the Restoration Plan determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements. Information regarding the Retirement Plan and Restoration Plan can be found below.


                                                    Number of Years        Present Value of     Payments During Last
          Name                  Plan Name          Credited Service      Accumulated Benefit        Fiscal Year
          ----                  ---------          -----------------     -------------------        -----------
Johann R. Manning, Jr.       Retirement Plan             7.7500               $110,299.22                $-
President and Chief         Restoration Plan             7.7500               $75,659.49                 $-
Executive Officer

James E. Deason              Retirement Plan            10.9167               $329,191.13                $-
Senior Vice President,      Restoration Plan            10.9167               $46,553.63                 $-
Chief Financial
Officer and Secretary

Keith I. Weil                Retirement Plan             7.2500               $123,322.29                $-
Senior Vice President,      Restoration Plan             7.2500               $53,933.84                 $-
International and
Strategic Development

Garry K. Johnson             Retirement Plan            27.0000               $518,325.39                $-
Senior Vice President,      Restoration Plan            27.0000               $43,155.32                 $-
Sales

John Van Gerwen              Retirement Plan             9.0833               $119,470.44                $-
Vice President              Restoration Plan              N/A                      -                     $-
Operations

     The benefits described in the table above are calculated on a straight life annuity basis and are not subject to any reduction for Social Security or other offset amounts.

401(k) Plan

     Most of our U. S. employees, including our executive officers, were eligible to participate in the Wolverine Tube, Inc. Savings Plan. This 401(k) plan allows participants to make a pre-tax contribution after 45 days of service of 1% to 50% of compensation up to an annual dollar limitation which was $15,000 in 2006. Employees age 50 or older may contribute an additional $5,000 as a catch-up contribution if they contribute the maximum amount permitted under the plan. Employer contributions include regular matching contributions, safe harbor contributions, success share contributions and transition contributions. Beginning in March, 2006, the Company began making the safe harbor contribution of 3% of compensation which contribution is 100% vested. Matching contributions are discretionary and subject to a 4 year graded vesting schedule. The success share contribution is also discretionary and vests after 5 years of service for compensation earned in 2006. The transition contribution is made only for those who participated in the U.S. defined benefit plan and whose age and length of service combine to equal 50 or more on February 28, 2006 and the amount ranges from 0.5% to 4.0% of compensation. The transition contribution vests after 5 years of service and is made only for the period of March 1, 2006 through December 31, 2010. Beginning in 2007, both the success share and transition contributions will vest after 3 years of service. Plan benefits are payable upon termination of employment and after age 59 1/2.

     Retirement Plans. Most of our U.S. employees, including our executive officers, are eligible to participate in the Wolverine Tube, Inc. Retirement Plan (the "Retirement Plan"). This funded noncontributory defined benefit pension plan provides an annuity benefit, upon retirement at normal retirement age of 65, of (i) 1.5% of average monthly compensation, averaged over the 60 month period that produces the highest average during the last 120 months of employment, times (ii) years of service to Wolverine, minus (iii) an adjustment for Social Security benefits as described in the Retirement Plan. Upon early retirement prior to age 60, a reduction will be made to the foregoing benefit equal to 4% for each year by which such retirement precedes age 60, ending at age 55, the minimum age to receive pension benefits. A minimum of five years of service is needed for eligibility for an early retirement benefit. There is a minimum benefit of 1.25% of average monthly base compensation multiplied by years of service with Wolverine; however, no executive is expected to receive a benefit under this formula. Effective on February 28, 2006, the Retirement Plan was amended to cease the accrual of all future retirement benefits. The retirement benefits accrued under the Retirement Plan through February 28, 2006, are preserved for those employees who were qualified eligible participants in the Retirement Plan on February 28, 2006.

     We also have a Supplemental Benefit Restoration Plan (the "Restoration Plan") that is a non-qualified defined benefit pension plan, which provides benefits to employees whose compensation, exceeds the amount allowed under the qualified Retirement Plan. The benefits provided under the Restoration Plan are identical to the benefits provided by the Retirement Plan, except that under the Retirement Plan final average annual compensation for purposes of determining plan benefits was capped at $220,000 in 2006 pursuant to the Internal Revenue Code of 1986, as amended (the "Code") limits. Benefits under the Restoration Plan are not subject to this limitation; however, Restoration Plan benefits are offset by any benefits payable from the Retirement Plan. Benefits under the Restoration Plan can be paid in a lump sum as well as in the forms permitted under the Retirement Plan. On December 9, 2005, we elected to cease the accrual of all future retirement benefits under the Restoration Plan, effective as of February 28, 2006. The retirement benefits accrued under the Restoration Plan through February 28, 2006, will continue to be maintained for those employees who were qualified eligible participants in the Restoration Plan on February 28, 2006.

     The benefit payable to a participant who retires before the normal retirement age of 65 is reduced at a rate of 2.5% for each of the first ten years the benefit payment date precedes the normal retirement age. The Social Security benefit is not offset from the benefit until the participant reaches age 65. If benefits become payable before age 55 following a change in control, the benefit will be further reduced on an "actuarial equivalent" basis from age 55 to the participant's age when benefits begin. Benefits become fully vested upon a change in control and are immediately payable in the event of a termination of employment following the change in control.

     In 2002, the Compensation Committee approved the establishment of the Wolverine Tube, Inc. Supplemental Executive Retirement Plan (the "Executive Plan"). The Executive Plan provided retirement benefits to executives who were employed at a level of senior vice president or above and who were approved for participation by the Compensation Committee upon the recommendation of the Chief Executive Officer. The Executive Plan provided a monthly benefit to a participant at the normal retirement age of 65 of fifty-five percent (55%) of his average compensation reduced by benefits under the Retirement Plan, the Restoration Plan, and the age 65 Social Security benefit. In the case of Mr. Horowitz, the annual benefit payable was increased by $6,000 for each year of service. To be eligible for a benefit the participant must have attained age fifty-five when he terminated employment and completed twelve or more years of service, except that Mr. Deason and Mr. Horowitz were exempted from the service requirement. Final average compensation used to calculate the Executive Plan benefits were based upon compensation in the highest three calendar years of the last ten calendar years of employment. Such compensation was based upon compensation as defined under the Retirement Plan except (i) it was not subject to the limitation applicable under the Retirement Plan (i.e., $220,000 in 2006); (ii) the entire bonus was recognized and a bonus equal to 25% of base pay was assumed if the actual bonus was less; and (iii) bonuses are recognized in the Plan Years to which it was attributable even if it was received in later years.

     On December 9, 2005, we terminated the Executive Plan, effective December 16, 2005. At the time the Executive Plan was terminated, there were four participants in the Executive Plan, Messrs. Horowitz, Manning, Weil and Johnson. With the exception of Mr. Horowitz, no other participants had a vested interest in his retirement benefits under the Executive Plan.

     Benefits under the Executive Plan are payable in the forms permitted under the Retirement Plan and in the form of a lump sum payment. The benefit payable to a participant who retires before the normal retirement age of 65 is reduced at a rate of 2.5% for each of the first ten years the benefit payment date precedes the normal retirement age. The Social Security benefit is not offset from the benefit until the participant reaches age 65. If benefits become payable before age 55 following a change in control, the benefit will be reduced on an "actuarial equivalent" basis from age 55 to the participant's age when benefits begin. Benefits become fully vested upon a change in control and are immediately payable in the event of a termination of employment following the change of control.

     Mr. Horowitz retired on December 9, 2005, and had previously elected to have his vested benefits under the Restoration Plan and Executive Plan paid to him in a lump sum of $5,147,733 on January 15, 2006, representing the benefits Mr. Horowitz was entitled to under the two plans if he had voluntarily terminated services without cause on December 31, 2004. Mr. Horowitz received a lump sum payment of $587,697 on June 12, 2006, representing the benefits under these two plans that accrued in 2005.

     Severance Pay Plan. Our severance pay plan provides benefits to all eligible salaried employees who have at least one year of service and who are involuntarily terminated for reasons other than for cause. Severance benefits include payment of all accrued vacation and two weeks pay at the employee's current base salary plus one week's pay for each full year of continuous service, not to exceed 26 weeks. Acceptance of severance benefits requires the execution of a general release in a form acceptable to Wolverine of all claims against Wolverine, except claims in accordance with the provisions of applicable benefit plans.

Severance, Retirement, Consultant and Other Agreements.

     On November 17, 2005, we entered into a director agreement with Mr. Horowitz setting forth the terms and conditions of Mr. Horowitz's post-retirement service as a director and non-executive Chairman of the Board. The director agreement provides that, from and after December 9, 2005, Mr. Horowitz will serve in the following capacities as determined by our stockholders, the Board and Mr. Horowitz: (i) director and non-executive Chairman of the Board until our 2008 annual meeting of stockholders, and (ii) member of up to two committees of the Board during his term as director. As compensation for such services (and in lieu of the retainers and meeting fees otherwise paid to non-employee directors), the director agreement provides that we will pay Mr. Horowitz an annual fee of $75,000 plus equity grants equivalent to those received by other outside directors, along with reasonable travel expenses consistent with Wolverine's travel reimbursement practices for directors. We will also provide Mr. Horowitz with certain secretarial and administrative support and will reimburse Mr. Horowitz for reasonable client entertainment and other business expenses in accordance with our policies. The director agreement will terminate no later than the date of our 2008 annual meeting of stockholders. The director agreement includes provisions requiring Wolverine to indemnify and provide liability insurance to Mr. Horowitz in connection with his service as director consistent with the coverage provided to other directors. In 2006, the Company paid Mr. Horowitz $37,500 for his services as a director under the director agreement since Mr. Horowitz resigned from this position as director on June 23, 2006. The Company has no further compensation obligations under the director agreement.

     On January 31, 2007, the Company entered into a Preferred Stock Purchase Agreement (the "Preferred Stock Purchase Agreement") with The Alpine Group, Inc. and Plainfield Special Situations Master Fund Limited (each, a "Purchaser") providing for the issuance and sale to the Purchasers of an aggregate of 50,000 shares of a new series of preferred stock of the Company, the Series A Convertible Preferred Stock, at a price of $1,000 per share, for a total purchase price of $50,000,000 (the "Transaction"). Under the Preferred Stock Purchase Agreement, prior to the closing of the Transaction, the Company and Mr. Manning will also enter into a consulting agreement (the "Consulting Agreement") whereby Mr. Manning will provide consulting and advisory services to the Company following the closing of the Transaction, provided that the Transaction closes on or before February 28, 2007. The Consulting Agreement has a term of 15 months from the closing of the Transaction, unless extended or terminated by mutual consent of the parties thereto. Under the Consulting Agreement, the Company will pay Mr. Manning a monthly fee of $20,000. Mr. Manning will also be entitled to a performance bonus equal to $175,000 if the Company achieves at least 70% of its EBITDA target applicable to the senior managers of the Company, including the President and Chief Executive Officer, for the fiscal year ending December 31, 2007, which, if earned, would be payable no later than March 1, 2008.

     Under the Preferred Stock Purchase Agreement, prior to the closing of the Transaction, the Company and Mr. Manning, will enter into a separation agreement (the "Separation Agreement") pursuant to which Mr. Manning will resign as President and Chief Executive Officer effective on the closing date of the Transaction, provided that the Transaction closes on or before February 28, 2007 (the "Resignation Date"). The Separation Agreement will replace and supersede the 2002 Chance in Control, Severance and Non-Competition Agreement, effective as of July 12, 2002, between the Company and Mr. Manning. Under the terms of the

Separation Agreement, subject to Mr. Manning executing (and not revoking) a general release of claims, Mr. Manning is entitled to the following payments and benefits (less applicable withholdings):

     Mr. Manning's outstanding, unvested stock options, restricted stock and other equity awards granted by the Company (the "Outstanding Equity Awards") will become fully vested and immediately exercisable as of the Resignation Date. Mr. Manning will receive a severance payment equal to $1,480,000 minus the value of the acceleration of the Outstanding Equity Awards (calculated in accordance with the rules under Section 280G of the Internal Revenue Code and the regulations there under). This amount will be placed in a rabbi trust for the benefit of Mr. Manning and paid on the day following the six month anniversary of the Resignation Date.

     If Mr. Manning chooses to participate in the Company's medical and disability benefit programs, at his own expense, the Company will provide Mr. Manning with access to these benefits for the three-year period following the Resignation Date. Said benefits will be substantially similar to those that Mr. Manning was receiving or entitled to receive immediately prior to the Resignation Date, and no less favorable than those in which the senior executive management team of the Company will be eligible to participate during such period. Thereafter, Mr. Manning will have the right to continued medical insurance coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

     For the six-year period after the Resignation Date, Mr. Manning will be entitled to director and officer insurance coverage for his acts and omissions while serving as an officer and director of the Company on a basis no less favorable to him than the coverage provided over such six-year period to the then-current officers and directors of the Company.

     The Company will also honor and pay any and all bonus and success share monies achieved on account of 2006 performance of the Company to Mr. Manning that have not already been paid, consistent with and at the same time as amounts are awarded to other participants of these programs, up to a maximum of $55,000. In addition, as consideration for Mr. Manning's agreement to a two year restriction on the solicitation of customers and non-competition with the Company, a one year restriction on the solicitation of employees and a three year secrecy requirement, Mr. Manning is entitled to an additional payment equal to $1,035,000. This amount will also be placed in a rabbi trust for the benefit of Mr. Manning and paid on the day following the six month anniversary of the Resignation Date.

Potential Payments Upon Termination, Resignation or Change in Control

     The following table sets forth the compensation which each Named Executive Officer is entitled to receive under various scenarios, based upon contractual obligations of the Company.

                                                                                                  Resignation or
                                                         Before Change in    Before Change in    Termination after
                                                        Control Termination Control Resignation    a Change in    Resignation Post
             Name            Benefit                    without Cause (a)    for Good Reason        Control (a)   Transaction (b)
             ----            -------                    -----------------    ---------------        -----------    ---------------

Johann R. Manning, Jr. (c)   Salary                          $900,000            $900,000          $1,350,000            -
                             Bonus                         $1,053,000            -                 $1,579,500            -
                             Medical                          $16,915             $16,915             $25,373            -
                             Disability Insurance              $4,839              $4,839              $7,259            -
                             Life Insurance                    $1,494                $948              $2,241            -
                             Split Dollar Life             -                     -                   $178,200            -
                             Contractual Obligation (d)                          -                 $1,532,826            -
                             Outplacement Services            $10,000            -                    $10,000            -
                             Severance Payment             -                     -                 -                     $1,480,000
                             Non-Compete Payment           -                     -                 -                     $1,035,000
                                                          -----------         -----------          ----------            ----------
                                    Total                  $1,986,249            $922,703          $4,685,399            $2,515,000

James E. Deason (e)          Salary                        -                     -                   $283,000            -
                             Bonus                         -                     -                   $198,100            -
                                    Total                  -                     -                   $481,100            $-

Keith Weil (c)               Salary                          $477,400            $477,400            $716,100            -
                             Bonus                           $310,310                   .            $465,465            -
                             Medical                          $21,309             $21,309             $31,963            -
                             Disability Insurance              $3,476              $3,476              $5,214            -
                             Life Insurance                    $1,427              $1,427              $2,140            -
                             Split Dollar Life             -                      -                  $187,500            -
                             Contractual Obligation (d)    -                      -                  $951,610            -
                             Outplacement Services            $10,000             -                   $10,000            -
                                                          -----------         -----------          ----------            ----------
                                   Total                     $823,922            $503,612          $2,369,993            $-

Garry K. Johnson (f)         Salary                          $424,000            $424,000            $424,000            -
                             Bonus                           $275,600            -                   $275,600            -
                             Medical                          $21,309             $21,309             $21,309            -
                             Disability Insurance              $3,957              $3,957              $3,957            -
                             Life Insurance                    $1,268              $1,268              $1,268            -
                             Outplacement Services             $7,500                                  $7,500            -
                                                          -----------         -----------          ----------            ----------
                                   Total                     $733,634            $450,534            $733,634            $-

John Van Gerwen (g)          Salary                          $177,500            $177,500            $177,500            -
                             Bonus                            $35,500            -                    $35,500            -
                             Medical                          $10,654            -                    $10,654            -
                             Life Insurance                      $531            -                       $531            -
                             Outplacement Services             $7,500            -                     $7,500            -
                                   Total                     $231,685            $177,500            $231,685            $-
                                                          -----------         -----------          ----------            ----------

__________________

     (a) Messrs. Manning and Weil are entitled to receive an additional tax gross up payment if any excise tax is imposed by Section 4999 of the Internal Revenue Code.
     (b) Mr. Manning will enter into a Separation Agreement at the time of the closing of the Transaction described elsewhere in this Statement. The terms of the Separation Agreement provide that Mr. Manning is entitled to a severance payment of $1,480,000 and a $1,035,000 non-compete, non-solicitation fee. The Separation Agreement will replace and supersede the 2002 Change in Control, Severance and Non-Competition Agreement between the Company and Mr. Manning.
     (c) Messrs. Manning's and Weil's 2002 Change in Control, Severance and Non-Competition Agreement provides for benefits for a two year period if termination or resignation occurs without a change in control. Following a Change in Control, if their employment is terminated or they resign within two years following such Change in Control, they are entitled to three years of benefits.
     (d) Upon a Change in Control, Messrs. Manning and Weil are contractually entitled to the cash equivalent of the value under the same calculation as the Supplemental Executive Retirement Plan which was established in 2002 and terminated in 2005.
     (e) Mr. Deason, under his letter agreement dated November 7, 2005 is entitled to one year salary and bonus upon a Change in Control.
     (f) Mr. Johnson's 2002 Change in Control, Severance and Non-Competition Agreement provides for salary and benefits for a two year period, regardless of the reason for termination or resignation.
     (g) Mr. Van Gerwen's 2002 Change in Control, Severance and Non-Competition Agreement provides for salary and benefits for a one year period, regardless of the reason for the termination.

Change in Control, Severance and Non-Competition Agreements

     We have entered into Change in Control, Severance and Non-Competition Agreements ("Change in Control, Severance Agreements") with some of the Named Executive Officers. The Change in Control, Severance Agreements generally provide that we will make certain payments to the Named Executive Officer if (i) his employment is terminated or he resigns in certain circumstances, (ii) during the term of employment and for a period of three years following termination of employment, the Named Executive Officer will not disclose or improperly use confidential information relating to Wolverine, (iii) for a period of two years following termination of employment, the Named Executive Officer will not solicit business from Wolverine's customers, and (iv) during the term of employment and for a specified period of years following termination of employment, the Named Executive Officer will not compete with Wolverine in the United States.

     Under the Preferred Stock Purchase Agreement, prior to the closing of the Transaction, the Company and Johann R. Manning, Jr., President and Chief Executive Officer of the Company, will enter into a separation agreement (the "Separation Agreement") pursuant to which Mr. Manning will resign as President and Chief Executive Officer effective on the closing date of the Transaction, provided that the Transaction closes on or before February 28, 2007 (the "Resignation Date").

     The Separation Agreement will replace and supersede the 2002 Change in Control, Severance and Non-Competition Agreement, effective as of July 12, 2002, between the Company and Mr. Manning. Under the terms of the Separation Agreement, subject to Mr. Manning executing (and not revoking) a general release of claims, Mr. Manning is entitled to the following payments and benefits (less applicable withholdings):

     o Mr. Manning's outstanding, unvested stock options, restricted stock and other equity awards granted by the Company (the "Outstanding Equity Awards") will become fully vested and immediately exercisable as of the Resignation Date.

     o Mr. Manning will receive a severance payment equal to $1,480,000 minus the value of the acceleration of the Outstanding Equity Awards (calculated in accordance with the rules under Section 280G of the Internal Revenue Code and the regulations thereunder). This amount will be placed in a rabbi trust for the benefit of Mr. Manning and paid on the day following the six month anniversary of the Resignation Date.

     o If Mr. Manning chooses to participate in the Company's medical and disability benefit programs, at his expense, the Company will provide Mr. Manning with access to these benefits for the three-year period following the Resignation Date. Said benefits will be substantially similar to those that Mr. Manning was receiving or entitled to receive immediately prior to the Resignation Date, and no less favorable than those in which the senior executive management team of the Company will be eligible to participate during such period. Thereafter, Mr. Manning will have the right to continued medical insurance coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

     o For the six-year period after the Resignation Date, Mr. Manning will be entitled to director and officer insurance coverage for his acts and omissions while serving as an officer and director of the Company on a basis no less favorable to him than the coverage provided over such six-year period to the then-current officers and directors of the Company.

     o The Company will also honor and pay any and all bonus and success share monies achieved on account of 2006 performance of the Company to Mr. Manning that have not already been paid, consistent with and at the same time as amounts are awarded to other participants of these programs, up to a maximum of $55,000.

     In addition, as consideration for Mr. Manning's agreement to a two year restriction on the solicitation of customers and non-competition with the Company, a one year restriction on the solicitation of employees and a three year secrecy requirement, Mr. Manning is entitled to an additional payment equal to $1,035,000. This amount will also be placed in a rabbi trust for the benefit of Mr. Manning and paid on the day following the six month anniversary of the Resignation Date.

Director Compensation

                                                                             Change in Pension
                                                                                 Value and
                                                                                Nonqualified
                     Fees Earned              Option         Non-Equity           Deferred
                     or Paid in    Stock      Awards      Incentive Plan       Compensation        All Other
     Name(a)            Cash        Awards       (b)       Compensation           Earnings        Compensation        Total
     -------            -----       -------      ---       -------------          --------        -------------       -----
John L. Duncan            $93,000         $0     $1,110              $0                  $0               $0         $94,110
Gail O. Neuman            $60,000         $0     $1,110              $0                  $0               $0         $61,110
Jan K. Ver Hagen          $49,500         $0     $1,110              $0                  $0               $0         $50,610
Julie Beck                $52,500         $0     $1,710              $0                  $0               $0         $54,210
Stephen Hare              $61,500         $0     $1,710              $0                  $0               $0         $63,210
David Gilchrist,          $63,000         $0     $1,090              $0                  $0               $0         $64,090
Jr.
William C.                $61,500         $0     $1,090              $0                  $0               $0         $62,590
Griffiths
Dennis Horowitz           $37,500         $0     $1,110              $0                  $0    $5,897,390(c)      $5,935,990

------------------
     (a) Johann R. Manning, Jr., the Company's President and Chief Executive Officer is not included in this table as he is an employee of the Company and thus receives no compensation for his services as director. The compensation received by Mr. Manning, Jr. as employees of the Company is shown in the Summary Compensation Table.


     (b) The aggregate number of option awards outstanding at year-end for the directors is as follows: Mr. Ver Hagen - 60,511; Mr. Duncan - 53,111; Ms. Neuman - 54,111; Mr. Hare - 6,000; Ms. Beck - 6,000; Mr. Gilchrist - 6,000;
     and Mr. Griffiths - 6,000.


     (c) All other compensation for Mr. Horowitz includes SERP and Restoration SERP payments made in January and July of 2006, and split dollar life insurance premium payments made on his behalf.

     Our 2001 Stock Option Plan for Outside Directors (the "Director Plan") provides for non-qualified stock option grants to non-employee directors. Under the Director Plan, each non-employee director initially receives a non-qualified option to purchase 5,000 shares of Common Stock upon first becoming a director, and is granted a non-qualified option to purchase 1,000 shares of Common Stock automatically on each anniversary of such director's election to the Board.

     The Director Plan is administered by the Administration Committee, which is composed of the members of the Board who are not outside directors. The Administration Committee also has the authority to grant options in lieu of any retainers or other compensation for directors, in addition to the initial and annual options grants discussed above.

     Options granted under the Director Plan have an exercise price on the date of grant equal to the fair market value of the Common Stock (as defined in the Director Plan). Options granted upon initial election to the Board at the rate of 33?% per year, and options granted upon the anniversary dates of such election or in lieu of cash retainers (if any) vest immediately. Director Plan options have a term of ten years unless terminated sooner due to cessation of director status or otherwise pursuant to the Director Plan. No option granted under the Director Plan is transferable or assignable by the outside director other than by the laws of descent and distribution or to certain of the director's immediate family members or family entities. A total of 250,000 shares of Common Stock have been authorized for issuance under the Director Plan. The Director Plan will expire in 2011.


Compliance with Section 16(a) of the Securities Exchange Act of 1934

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership, of common stock and other equity securities of the Company on Forms 3, 4, and 5, respectively. Executive officers, directors and greater than 10% shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. Mr. Johnson, Mr. Weil and Mr. Manning each filed a late Form 4 on April 21, 2006 to reflect the vesting of restricted stock grants. Other than the foregoing, the Company believes that all reports required by section 16(a) for transactions in the year ended December 31, 2006, were timely filed.

Security Ownership of Certain Beneficial Owners and Management

     The Company currently has one class of stock outstanding, its common stock. After the consummation of the Transaction, the Company will also have a class of preferred stock, the Series A Preferred Stock, outstanding. The following table sets forth certain information regarding the beneficial ownership of our capital stock by:

     o    each director and executive officer individually,

     o    all of our directors and executive officers as a group, and

     o each person known to us to own beneficially five percent or more of the outstanding shares of our common stock.

     The information is provided as of February 12, 2007 and after giving effect to the issuance and sale of the 50,000 shares of Series A Preferred Stock to be issued to the Purchasers at the closing of the Transaction, assuming a Conversion Price of (x) $0.83 per share of common stock (the closing price of our common stock on the OTC Bulletin Board on January 31, 2007) and (y) $1.10 per common share. As noted under "The Preferred Stock Purchase Agreement" above, the Conversion Price will be the lesser of $1.10 or the arithmetic average of the closing prices of the common stock on the OTC Bulletin Board for the ten consecutive trading days from the public announcement on February 1, 2007 of the Transaction. See "The Preferred Stock Purchase Agreement" above for a description of the voting rights of the holders of Series A Preferred Stock and the limitations on those rights. The information in the "As Adjusted for the Transaction" columns in the table below does not give effect to any Standby Shares or Option Shares that the Purchasers might acquire.

         To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock or Series A Preferred Stock indicated.


                                                                              Common Stock Beneficially Owned(1)
                                                           ----------------------------------------------------------------------
                                                                                    As Adjusted for the Transaction
                                                                                    ---------------------------------------------
                                                                Prior to the         Conversion Price of    Conversion Price of
                                                                 Transaction         $0.83 per Share of     $1.10 per Share of
                                                                                        Common Stock           Common Stock
                                                           ----------- ------------ ----------- ---------- ----------- ----------
Name and Address                                             Shares      Percent      Shares     Percent     Shares     Percent
---------------------------------------------------------- ----------- ------------ ----------- ---------- ----------- ----------
Plainfield Special Situations Master Fund Limited              50,000      0.3%    48,242,771     64.0%      641,636      60.1%
c/o Plainfield Asset Management LLC
55 Railroad Avenue
Greenwich, CT 06830

The Alpine Group, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073                                  -        -      12,048,192     16.0%    9,090,909      15.0%



FMR Corp(2)
82 Devonshire Street Boston, MA 02109...................... 2,130,900     14.1%     2,130,900      2.8%    2,130,900       3.5%

Dimensional Fund Advisors, Inc.(3)
1299 Ocean Avenue, 11th Floor   Santa Monica, CA 90401...   1,198,908      7.9%     1,198,908      1.6%    1,198,908       2.0%

AXA Financial (4)
1290 Avenue of the Americas New York, NY 10104...........     708,730      4.7%       708,730      0.9%      708,730        1.2%

Merrill Lynch & Co., Inc.(5)
(On behalf of Merrill Lynch Investment Managers)
World Financial Center, North Tower 250 Vesey Street
New York, NY 103841......................................     677,900      4.5%        677,900      0.9%     677,900       1.1%

Johann R Manning, Jr. (6)................................     189,723      1.2%        189,723      0.3      189,723       0.3%

Keith I. Weil (7) .......................................     150,839      1.0%        150,839      0.2%     150,839       0.2%

James E. Deason (8)......................................     139,083      0.9%        139,083      0.2%     139,083       0.2%

Garry K. Johnson (9))....................................      78,476      0.5%         78,476      0.1%      78,476       0.1%

Jan K. Ver Hagen (10)....................................      72,011      0.5%         72,011      0.1%      72,011       0.1%



                                       34


                                                                              Common Stock Beneficially Owned(1)
                                                           ----------------------------------------------------------------------
                                                                                    As Adjusted for the Transaction
                                                                                    ---------------------------------------------
                                                                Prior to the         Conversion Price of    Conversion Price of
                                                                 Transaction         $0.83 per Share of     $1.10 per Share of
                                                                                        Common Stock           Common Stock
                                                           ----------- ------------ ----------- ---------- ----------- ----------
Name and Address                                             Shares      Percent      Shares     Percent     Shares     Percent
---------------------------------------------------------- ----------- ------------ ----------- ---------- ----------- ----------

John L. Duncan (11)......................................      58,111      0.4%         58,111      0.1%      58,111      0.1%

Gail O. Neuman (12)......................................      54,111      0.4%         54,111      0.1%      54,111      0.1%

John Van Gerwen (13).....................................      35,969      0.2%         35,969        *       35,969      0.1%

Douglas Morse (14).......................................      16,728      0.1%         16,728        *       16,728       *

Allan J. Williamson (15).................................      14,419      0.1%         14,419        *       14,419       *

Stephen E. Hare (16).....................................       2,667       *            2,667        *        2,667       *

Julie A. Beck (17).......................................       2,667       *            2,667        *        2,667       *

David M. Gilchrist, Jr. (18).............................       2,667       *            2,667        *        2,667       *

William C. Griffiths (19)................................       2,667       *            2,667        *        2,667       *

All  directors  and  executive  officers  as a group  (14     820,138      5.2%        820,138       1.1%    820,138      1.4%
persons).................................................

________________
* Represents less than 0.1%


          (1) "Beneficially Owned" means, directly or indirectly, the sole or shared power to vote, or to direct the voting of, a security, or investment power with respect to a security, or any combination thereof.

          (2) As set forth on Schedule 13G, filed with the Securities and Exchange Commission on July 12,2004.

          (3) As set forth on Amendment No. 5 of Schedule 13G, filed with the Securities and Exchange Commission on February 1, 2007.

          (4) As set forth on Amendment No. 4 of Schedule 13G, filed with the Securities and Exchange Commission on February 14, 2006.

          (5) As set forth on Amendment No. 4 of Schedule 13G, filed with the Securities and Exchange Commission on February 13, 2006.

          (6) Includes 148,199 shares of Common Stock subject to options exercisable within 60 days of January 31, 2007.

          (7) Includes 122,839 shares of Common Stock subject to options exercisable within 60 days of January 31, 2007.

          (8) Includes 99,475 shares of Common Stock subject to options exercisable within 60 days of January 31, 2007.

          (9) Includes 55,697 shares of Common Stock subject to options exercisable within 60 days of Janaury 31, 2007.

          (10) Includes 60,511 shares of Common Stock subject to options exercisable within 60 days of January 31, 2007. All of Mr. Ver Hagen's outstanding shares of Common Stock are held in a revocable trust for which he serves as trustee.

          (11) Includes 53,111 shares of Common Stock subject to options exercisable within 60 days of January 31, 2007 and 2,000 shares held by Mr. Duncan's spouse.

          (12) Includes 54,111 shares of Common Stock subject to options exercisable within 60 days of January 31, 2007.

          (13) Includes 28,833 shares of Common Stock subject to options exercisable within 60 days of January 31, 2007.

          (14) Includes 12,000 shares of Common Stock subject to options exercisable within 60 days of December 19, 2006.

          (15) Includes 10,000 shares of Common Stock subject to options exercisable within 60 days of January 31, 2007.

          (16) Includes 2,667 shares of Common Stock subject to options exercisable within 60 days of January 31, 2007

          (17) Includes 2,667 shares of Common Stock subject to options exercisable within 60 days of Janaury 31, 2007.

          (18) Includes 2,667 shares of Common Stock subject to options exercisable within 60 days of January 31, 2007.

          (19) Includes 2,667 shares of Common Stock subject to options exercisable within 60 days of January 31, 2007.


Other Information

     We file periodic reports, proxy statements and other documents with the Commission. You may obtain a copy of these reports by accessing the Commission's website at http://www.sec.gov.

                                        Wolverine Tube, Inc.

                                        By Order of the Board of Directors




                                       36